Exhibit 1.01
Whirlpool Corporation
Conflict Minerals Report
For the year ended December 31, 2014
Section I: Introduction

A.	Section 1502 of the Dodd-Frank Act
Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”), the Securities and Exchange Commission (the “SEC’) adopted a rule imposing reporting requirements on issuers if their products contain metals derived from minerals defined as “conflict minerals,” which currently include cassiterite (the metal ore from which tin is extracted), columbite-tantalite (which is the metal ore from which tantalum is extracted), wolframite (which is the metal ore used to produce tungsten), and gold. Other minerals may be added at the discretion of the United States Secretary of State. These minerals – tin, tantalum, tungsten and gold – are referred to collectively herein as “3TG” or “3TG minerals”.
Section 1502 of the Act is intended to discourage funding for armed conflict in the Democratic Republic of Congo and adjoining countries (“DRC Zone”), where some of the world’s supply of 3TG is mined. The SEC’s conflict minerals rule requires all companies subject to reporting under the Securities Exchange Act of 1934 to determine whether any of their products contain 3TG minerals necessary to the functionality or production of the products they manufacture or contract to manufacture. If a company’s products do contain 3TG minerals, the company must file a Form SD annually and conduct a reasonable country of origin inquiry (“RCOI”) regarding the source of those 3TG minerals. If as a result of its RCOI, the company knows or has reason to believe that its 3TG minerals were sourced from the DRC Zone and are not from recycled or scrap sources, the company must file as an exhibit to its Form SD a Conflict Minerals Report (“Report”) describing the company’s measures to determine the source and chain of custody of any 3TG minerals in those products.

B.	Whirlpool and Conflict Minerals
Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool manufactures products in 14 countries and markets products in nearly every country around the world under brand names including Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, Jenn-Air, and Indesit. Whirlpool’s reportable segments consist of North America, Latin America, EMEA (Europe, Middle East and Africa) and Asia. As of December 31, 2014, Whirlpool had approximately 100,000 employees.
In the fourth quarter of 2014, we completed our acquisition of Indesit Company S.p.A. ("Indesit") and acquired the majority interest of Hefei Rongshida Sanyo Electric Co., Ltd. ("Hefei Sanyo") and are in the process of integrating them into Whirlpool's operations. The acquired companies are not subject to the conflict minerals reporting requirements for the 2014 calendar year.

Whirlpool maintains an internet website at www.whirlpoolcorp.com. A copy of this Report can be found at http://www.whirlpoolcorp.com/supplier-code-of-conduct/.
As used in this Report, and except where the context otherwise requires, “Whirlpool,” “we,” “us,” and “our” refer to Whirlpool Corporation and its consolidated subsidiaries.
Section II: Conflict Minerals Due Diligence

A.	RCOI and Due Diligence Framework
Whirlpool is committed to complying with federal laws and regulations requiring disclosure of the use of conflict minerals. We developed a conflict mineral due diligence framework that conforms with the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) titled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” The OECD framework that we utilized in developing our framework is based on the following steps: establish strong company management systems, identify and assess risk in the supply chain, design and implement a strategy to respond to identified risks, carry out independent third-party audit of smelter/refiner’s due diligence practices, and report annually on supply chain due diligence.
Establish Strong Company Management Systems
Policy
To ensure that our conflict minerals due diligence and management systems address risks associated with 3TG minerals from the DRC Zone, we developed and published a Conflict Minerals Policy Statement (the “Policy Statement”) and established internal management systems to support supply chain due diligence. The Policy Statement is available to the public on Whirlpool’s website at http://www.whirlpoolcorp.com/supplier-code-of-conduct/ and communicated to involved internal parties.
Internal Management Systems
Our internal management system includes senior management with the necessary expertise, knowledge and experience overseeing the supply chain due diligence process. We participate in a number of industry association groups aligned with our businesses, such as the National Association of Manufacturers and Manufacturers Alliance for Productivity and Innovations.
Whirlpool established its Conflict Minerals Steering Committee (the “Steering Committee”) comprised of representatives from multiple internal organizations, including Procurement, Legal, Communication, Global Information Systems, Internal Audit, and our Controller’s Office. The Steering Committee consists of, among others, certain members of the Company’s Executive Committee, which is a committee comprised of the Company’s executive leadership. The Steering Committee meets regularly to develop and oversee strategic plans to achieve compliance with the conflict minerals regulation.

The Steering Committee is supported by a global Project Management Organization (“PMO”), which includes representatives from each of Whirlpool’s reportable segments. The PMO is responsible for carrying out the compliance program in accordance with the strategy developed by the Steering Committee.
In addition, the Audit Committee of the Board of Directors is regularly updated on Conflict Minerals Compliance efforts.
System of Controls and Transparency
Whirlpool relied on its first tier suppliers for its Reasonable Country of Origin Inquiry (“RCOI”) to provide information on the origin of 3TG minerals potentially present in commodities, parts or components included in its products based on the global risk assessment performed. In addition, we rely on the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“Template”) sent to the suppliers to gather information on the chain of custody of the necessary 3TG minerals potentially included in our products.
Engagement with Suppliers
Whirlpool incorporated conflict minerals requirements into its Supplier Code of Conduct located at http://www.whirlpoolcorp.com/supplier-code-of-conduct/. In addition, we provided instructions and related information to assist our suppliers in responding to the Template.
Grievance Mechanism
Whirlpool has a grievance mechanism whereby employees and suppliers can report concerns regarding Whirlpool’s business conduct and other matters, and is retaining conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

B.	RCOI and Due Diligence Measures
Identify and Assess Risk in the Supply Chain (RCOI)
Whirlpool identified the risks in its product supply chain by using a global risk-based approach to assess the presence of 3TG minerals in commodities, parts or components included in its products — laundry appliances, refrigerators and freezers, cooking appliances, dishwashers, mixers and other portable household products, and hermetic compressors for refrigeration systems — manufactured in calendar year 2014 and in all reporting segments. Our global approach considers Whirlpool-manufactured products, contract to manufacture products, licensed products, and service parts. In addition, Whirlpool assessed joint venture relationships.
Based on our risk assessment using this global approach, we identified suppliers whose products we considered to be subject to the RCOI. In light of the complexity of our products and supply chain, Whirlpool attempted to identify the sources of 3TG minerals used in our products through communications with relevant suppliers for commodities, parts or components potentially containing 3TG minerals.

We used the Template issued by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) to facilitate our RCOI efforts. Whirlpool has invested in its system and processes to collect, review and retain information received from suppliers. The Template includes questions regarding the necessity of 3TG to product functionality or production, the origin of such 3TG minerals (DRC Zone or other), whether such 3TG minerals came from recycled or scrap sources, and whether smelters have been validated as compliant in accordance with the EICCGeSI Conflict-Free Sourcing Initiative (“CFSI”). Whirlpool requested suppliers to complete the Template according to the instructions we provided.
Continuing on its conflict minerals compliance efforts, Whirlpool increased the number of surveyed suppliers for its RCOI to over 1,900 suppliers in 2014 calendar year, representing an approximate 400% increase over the previous year. Of these suppliers, a majority returned the Template; however, most of the responses were incomplete and required further follow up to validate completeness and accuracy of the responses. The Templates received identified 384 smelters and refiners (as further broken down by mineral in the table below); however, the majority required additional follow up to collect the valid smelter ID, country of origin and mine information. We are currently in the process of performing additional follow up.

3TG Minerals	Number of Smelters
Gold	175
Tin	117
Tantalum	47
Tungsten	45
Design and Implement a Strategy to Respond to Identified Risks (Due Diligence)
We designed due diligence guidelines and procedures to be followed if Whirlpool identified risks that a supplier sources 3TG minerals from the DRC Zone. Whirlpool’s approach is to follow up and collect detailed information from the suppliers who reported 3TG minerals originating in the DRC Zone. In 2014, we performed procedures to collect additional detailed information from the suppliers that responded that they might be sourcing 3TG minerals from the DRC Zone. These procedures include inquiring of such suppliers whether they 1) provided information on all smelters where 3TG minerals are sourced, 2) performed due diligence procedures for non-certified smelters, and 3) were able to determine if 3TG minerals financed or benefited armed groups.
For the 2014 calendar year, we did not receive sufficient information from the responses by suppliers that acknowledged using 3TG originating in the DRC Zone to allow us to trace the minerals processed by the smelters and refiners utilized by our suppliers to a particular Whirlpool product.
Carry out Independent Third-party Audit of Smelter/Refiner’s Due Diligence Practices
We do not have a direct relationship with any conflict mineral smelters or refiners, nor do we perform direct audits of these entities that may provide conflict minerals to our supply chain. Thus we rely on the first tier suppliers and industry initiatives (such as the CFSI) to provide information regarding the origin of the 3TG Minerals.

Report on Our Supply Chain Due Diligence
For calendar year 2014, based on the supplier responses received, as described above, we have insufficient information from suppliers to enable us to determine whether our products contain 3TG minerals that directly or indirectly financed or benefited armed groups in the DRC Zone. A copy of this Report can be found at http://www.whirlpoolcorp.com/supplier-code-of-conduct/.
Section III: Measures to Improve Due Diligence and Mitigate Risk
To further mitigate the risk that 3TG minerals in the supply chain benefit armed groups and to identify the origin of those minerals, Whirlpool continues to perform its supply chain due diligence measures for suppliers potentially sourcing 3TG minerals from the DRC Zone. In addition, during 2015 Calendar year, we continue to implement the relevant conflict minerals provisions in our Supplier Code of Conduct and Global Terms & Conditions while continuing our efforts to institutionalize the conflict minerals compliance program by improving our standard operating procedure and establishing transparency over the supply chain, developing guidelines to enhance the follow-up and escalation procedures, rolling out the procedure to identified business units and identifying and prioritizing improvement opportunities, and creating further awareness within the organization regarding conflict minerals compliance.

Forward-Looking Statements
This document includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence efforts, development of company processes supporting those efforts and our expectations regarding those company processes. Many of the forward-looking statements contained in this document may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) regulatory changes and judicial developments relating to conflict minerals disclosure, changes in or developments related to our products or our supply chain, and industry developments relating to supply chain diligence, disclosure and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.